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S[illegible] MMISSION SEC Mail Processing Section

MAY 29 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Great Nation Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A Bell Avenue, Suite 100
(No. and Street)

Amarillo	TX	79109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim G. Chen 806.353.6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens & Francis, PC
(Name – *if individual, state last, first, middle name*)

301 S Polk, Suite 800	Amarillo	TX	79101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim G Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Nation Investment Corporation, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/CFO

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
JANET FERGERSON
My Commission Expires
August 06, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DP&F DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

May 24, 2012

Great Nation Investment Corporation
P.O. Box 7566
Amarillo, TX 79114-7566

In planning and performing our audit of the financial statements of Great Nation Investment Corporation as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered Great Nation Investment Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

This communication is intended solely for the information and use of management, the Board of Directors, and the SEC and FINRA, and is not intended to be and should not be used by anyone other than these specified parties.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2012 and 2011

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2012 and 2011

TABLE OF CONTENTS

DP&F DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas

Independent Auditors' Report

We have audited the accompanying balance sheets of Great Nation Investment Corporation as of March 31, 2012 and 2011, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 24, 2012

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash	$ 638,527	$ 642,270
Marketable securities	81,598	82,383
Receivables, fees	17,206	20,151
Prepaid expenses	64,807	65,111
Other assets	2,500	-
Total Current Assets	804,638	809,915
OTHER ASSETS		
Clearing deposit	25,000	25,000
Total Assets	$ 829,638	$ 834,915
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 56,087	$ 47,731
Accrued and other current liabilities	14,476	14,227
Intercompany payable - National Concord Development Corporation	121,000	44,664
Deferred deposits	117,000	50,500
Deferred fees	17,400	34,937
Deferred income tax liability	4,582	4,701
Total Current Liabilities	330,545	196,760
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(691,874)	(553,486)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	12,275	12,949
Total Stockholder's Equity	499,093	638,155
Total Liabilities and Stockholder's Equity	$ 829,638	$ 834,915

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2012 and 2011

	2012	2011
REVENUE		
Bond underwriting fees	$ 504,272	$ 478,310
Brokerage and other fees	1,534,651	1,782,597
Interest income	3,258	3,809
Total Revenue	2,042,181	2,264,716
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,101,987	1,239,215
Management fees - printing	-	53,063
Management fees - program	-	106,125
Management fees - staff program	-	18,400
Management fees - general	882,172	483,257
Other general and administrative	220,122	191,164
Total General and Administrative Expenses	2,204,281	2,091,224
REALIZED GAINS ON SALE OF MARKETABLE SECURITIES	-	10,301
Income (Loss) Before Provision for Income Taxes	(162,100)	183,793
PROVISION FOR INCOME TAX (BENEFIT)	(23,712)	59,453
NET INCOME (LOSS)	(138,388)	124,340
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain (loss) on securities	(793)	5,869
Deferred income tax effect	119	(2,289)
Total Other Comprehensive Income (Loss)	(674)	3,580
COMPREHENSIVE INCOME (LOSS)	$ (139,062)	$ 127,920

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2012 and 2011

	Common Stock		Paid-In	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at March 31, 2010	1,750	$ 35,000	$ 1,143,692	$ (677,826)	$ 9,369	$ 510,235
Net Income	-	-	-	124,340	3,580	127,920
Balance at March 31, 2011	1,750	35,000	1,143,692	(553,486)	12,949	638,155
Net Income	-	-	-	(138,388)	(674)	(139,062)
Balance at March 31, 2012	1,750	$ 35,000	$ 1,143,692	$ (691,874)	$ 12,275	$ 499,093

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (138,388)	$ 124,340
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Gain on sale of marketable securities	-	(10,301)
(Increase) decrease in operating assets:		
Receivables, fees	2,945	6,945
Prepaid expenses	304	(10,121)
Other assets	(2,500)	578
Increase (decrease) in operating liabilities:		
Commissions payable	8,356	7,808
Accrued and other current liabilities	249	14,227
Intercompany payable	76,336	(126,542)
Deferred deposits	66,500	(46,817)
Deferred fees	(17,537)	1,456
Cash Used by Operating Activities	(3,735)	(38,427)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	-	41,031
Purchases of marketable securities	(8)	(5,065)
Cash Provided (Used) by Investing Activities	(8)	35,966
NET DECREASE IN CASH	(3,743)	(2,461)
CASH BALANCE AT BEGINNING OF YEAR	642,270	644,731
CASH BALANCE AT END OF YEAR	$ 638,527	$ 642,270

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2012 and 2011.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2012 and 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

The Company carries investments in marketable equity and debt securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as other income and unrealized gains and losses are reflected as other comprehensive income in the Statements of Income.

Financial Instruments

The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments.

Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net loss created an income tax benefit of $23,712 which decreased the intercompany payable for the year ended March 31, 2012. The Company increased the intercompany payable and recorded an income tax expense of $59,453 for the year ended March 31, 2011. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

Effective April 1, 2010, the Company adopted the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The adoption of these provisions resulted in no change to stockholder's equity. As of March 31, 2012 and 2011, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continuation

Income Taxes – Continuation

The Company is required to file a consolidated Form 1120 (U.S. Corporation Income Tax Return) with the Parent which is subject to examination by the Internal Revenue Service (IRS) up to three years from the extended due date of the tax return. The tax returns for tax years ending in 2009 through 2011 are open to examination by the IRS as of March 31, 2012.

The Company is subject to a state franchise (margin) tax for the years ended March 31, 2012 and 2011. The Company is included in the combined reporting for the consolidated group. The estimated franchise tax liabilities of the Company at March 31, 2012 and 2011 of $7,800 and $5,400, respectively, were not accrued, as they were not material to these financial statements. Franchise tax for the consolidated group was paid by the Parent.

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income. Certain other expenses are directly reimbursed by the Company to the Parent.

Advertising Expense

The Company expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2012 and 2011 was $16,138 and $14,265, respectively.

Changes in Presentation

Certain balances for the year ended March 31, 2011 may have been reclassified to conform to the current year presentation with no effect on stockholder's equity.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2012 and 2011, the Company had net capital of $395,810 and $537,778 respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2012	2011
Corporate stocks, at cost	$ 58,639	$ 58,639
Money market account	1,804	1,796
Cumulative unrealized gains	21,155	21,948
Market value	$ 81,598	$ 82,383

The available-for-sale securities are reported as marketable securities in the current assets of the Balance Sheets.

	2012	2011
Unrealized gains (losses) on securities	$ (793)	$ 5,869

Unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred tax liability at March 31, 2012 and 2011 was $4,582 and $4,701, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains (losses) on available-for-sale securities, $(793) and $5,869, respectively, and nondeductible expenses, $4,021 and $11,600, respectively. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2012 and 2011 are as follows:

	2012	2011
Federal		
Current taxes (benefit)	$ (23,712)	$ 59,453
Provision for income taxes (benefit)	$ (23,712)	$ 59,453

NOTE 6 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 applies to all assets and liabilities that are measure, reported and/or disclosed on a fair value basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Investments

At March 31, 2012 and 2011, the Company has only Level 1 marketable securities which are based on quoted market prices of $81,598 and $82,383, respectively.

Receivables

The carrying amounts of all receivables approximate their fair value.

Liabilities

The carrying amounts of all liabilities approximate their fair value.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 24, 2012, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION


DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

Independent Auditors' Report on Supplementary Information

Our report on our audits of the basic financial statements of Great Nation Investment Corporation for the years ended March 31, 2012 and 2011 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 24, 2012

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2012 and 2011

Schedule 1

	2012	2011
Stockholder's equity from balance sheet	$ 499,093	$ 638,155
Less non-allowable assets from balance sheet	(83,702)	(85,412)
Less haircuts on securities computed pursuant to Rule 15c3-1	(19,581)	(14,965)
Net capital	395,810	537,778
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 295,810	$ 437,778

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2012 and 2011

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit A of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION

Schedule 3

	2012	2011
Balance per Company's computation	$ 395,810	$ 537,778
Effect of adjustments to Company's books and accounts	-	-
Balance per Schedule 1	$ 395,810	$ 537,778

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE ON THE STATUS OF MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED MARCH 31, 2012

Schedule 4

Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on October 25, 2011	$	2,185
Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on May 23, 2012		2,003
	$	4,188